UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 05, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 04 September 2023

Orange successfully completes its inaugural sustainability-linked bond issuance for EUR 500M

Orange has successfully issued its first sustainability-linked bond, for a nominal amount of EUR 500 million, linked to the company’s target to reduce by -45% its absolute greenhouse gas emissions (Scope 1, 2 & 3) by 2030 (vs. 2020) and its commitment to provide digital support and training to external beneficiaries (6 million beneficiaries cumulatively between 2021 and 2030).

This GHG reduction target is aligned with the objective to keep global warming at 1.5°C and has been submitted to SBTi for validation.

Currency	Format	Term	Notional	Coupon	Re-offer spread
EUR	Fixed rate	2035	500 million	3.875%	m/s + 72bps

This issuance follows Orange's recently published Sustainability-Linked Financing Framework. This Framework is aligned with the Sustainability-Linked Bond Principles published by the ICMA, and has received a Second Party Opinion from Moody’s Investors Services with a qualification of "Significant contribution to Sustainability". Moody’s notably underlined that the magnitude of the chosen Sustainability Performance Targets is "significant, based on a combination of benchmarking approaches" and that "their expected impact […] on sustainability objectives is considered significant", reflecting the Group’s overall ambition.

The issuance illustrates Orange’s ongoing integration of sustainability initiatives into its financing strategy. With an oversubscription of 5 times, it also enables Orange to extend the maturity of its debt and diversify its sources of financing on optimal terms.

Laurent Martinez, Group Chief Financial Officer, said: "This landmark sustainability linked inaugural transaction was very well received, demonstrating the markets’ confidence in the Group’s financial strength, strategy and ability to deliver on its ESG ambitions."

Elizabeth Tchoungui, Executive Director in charge of Group Corporate Social Responsibility added: "Orange’s strategic plan "Lead the Future" and its ESG by design orientation puts CSR at the heart of the Group’s strategy. This translates into clear and ambitious objectives both in terms of controlling our environmental impact and for further promoting digital inclusion."

The Sustainability-Linked Financing Framework and the Second-Party Opinion are available on Orange’s website (Debt and rating | Corporate (orange.com)).

Crédit Agricole CIB acted as Sole Sustainability Structuring Advisor.

Crédit Agricole CIB, ING and SMBC acted as Global Coordinators.

Barclays, Deutsche Bank, Goldman Sachs, La Banque Postale and Standard Chartered acted as Bookrunners.

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 43.5 billion euros in 2022 and 136,000 employees worldwide at 30 June 2023, including 74,000 employees in France. The Group has a total customer base of 291 million customers worldwide at 30 June 2023, including 246 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright ; tom.wright@orange.com ; +33 6 78 91 35 11

Caroline Cellier ; caroline.cellier@orange.com : +33 6 07 25 00 06

ORANGE

Date: September 05, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations